Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

STEELE CREEK CAPITAL CORP

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$5,205,024.00	0.0001381	$718.81

Total Transaction Valuation:		$5,205,024.00
Total Fees Due for Filing:				$718.81
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$718.81

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Offering Note(s)

(1)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2026, equals $138.10 per million dollars of the value of the transaction.